Exhibit 99.1

RICHMONT MINES INC.
REPORT TO SHAREHOLDERS

2

Second Quarter ended June 30, 2012

For information

Jennifer Aitken
Investor Relations
Richmont Mines Inc.
1501 McGill College Avenue
Suite 2930
Montreal, Quebec	Phone:	514 397-1410
Canada H3A 3M8	Fax:	514 397-8620

info@richmont-mines.com	www.richmont-mines.com

Ticker symbol: RIC	Listings: Toronto – NYSE MKT

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

The following management’s discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations as at and for the three-month period ended June 30, 2012. We recommend you read this in conjunction with our unaudited interim financial statements for the quarter ended June 30, 2012, and our audited consolidated financial statements for the year ended December 31, 2011, and the accompanying notes. All amounts are expressed in Canadian dollars and are in accordance with International Financial Reporting Standards (“IFRS”), except otherwise noted. The data on production are given in metric units, the most widely used method in Canada. More information on Richmont Mines can be obtained on the SEDAR website (www.sedar.com), and the Corporation’s website (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 16.

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SECOND QUARTER OF 2012

  Q2 2012 net loss of $30.9 million, or $0.92 per share, including the previously announced $33.2 million ($27.9 million after-tax) write-down on the Francoeur Mine assets, versus Q2 2011 net earnings of $5.0 million, or $0.16 per share;

  Gold sales of 14,611 ounces at an average selling price of US$1,608 (CAN$1,617) per ounce in the second quarter of 2012, versus gold sales of 20,085 ounces at an average selling price of US$1,476 (CAN$1,460) in the year-ago period;

  Strong financial position: $56.5 million in working capital including $55.5 million in cash and cash equivalents as at June 30, 2012; no gold or currency hedging contracts and only 33.6 million shares outstanding;

  Substantial exploration and project evaluation program: $5.4 million in Q2 2012 compared to $3.3 million in Q2 2011;

  Commercial production at Francoeur Mine achieved; 2012 estimated production of 5,000 Au ounces, increasing to approximately 20,000 ounces in 2013.

Second Quarter 2012 Overview

Commenting on Richmont’s recent share price performance, Mr. Paul Carmel, President and CEO of Richmont Mines, noted: “We are very disappointed with our share price performance this quarter as I am sure are many, if not all, of our investors. This quarter has been a challenging one, with unfortunately downbeat and disappointing news coupled with an overall downward trend in the stock market that was particularly pronounced for many junior-to-mid tier gold producers. We would like to remind investors that the Corporation’s fundamentals are sound, including three operating mines, a sound financial structure, an experienced management team and skilled workforce, and the untapped potential of many of our exploration projects. These assets and the decades of combined experience of our team provide Richmont with an excellent foundation for future growth and the creation of value for our shareholders, and we will continue to strive to achieve both of these going forward.”

Regarding second quarter operational performance, Mr. Carmel noted: “Over our 20 years of production history, Richmont has developed a well-earned reputation for being a good operator of challenging, underground, narrow-vein gold mines. By their nature, however, these mines can see grades vary quarter-by-quarter, as higher grade and lower grade portions of the veins are mined, which directly impacts our quarterly performance. In 2011, Richmont was mining high grade sections of several veins at the Beaufor Mine, which resulted in above-reserve grade results. In the first six months of 2012, however, lower-grade sections were mined, which translated into higher cash costs per ounce, most notably in the second quarter. Going forward, we expect recovered grades to improve to reserve-grade levels at Beaufor, as higher grade working areas are accessed. As a result cash costs at this mine, which were uncommonly high this quarter, should normalize. While results at the Island Gold Mine met our expectations in the quarter, year-to-date production is trending lower than anticipated and, as such, we are slightly reducing our production expectations for this mine in 2012 to 40,000 to 45,000 ounces of gold, from 45,000 to 50,000 ounces previously. Our 2013 production objectives for Island Gold, however, remain unchanged at 45,000 to 50,000 ounces of gold.”

02
AUGUST 3, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

He continued: “We are pleased to report that we have begun commercial production at our Francoeur Mine on August 1, and are expecting this asset to add approximately 5,000 and 20,000 ounces of gold to our consolidated 2012 and 2013 production levels, respectively. Undeniably, we are disappointed with the downward revision to the reserve and resource estimate of this asset following information obtained from definition drilling completed over 2011 and early 2012, and the resulting write-down on assets that it necessitated. This project has been a major development effort for Richmont and, in spite of the lower life-of-mine production estimate, we remain optimistic about our planned exploration drilling on the West Zone, which remains open at depth.”

Lastly, commenting on the Corporation’s exploration efforts, Mr. Carmel added: “Our planned 55,000 metre exploration program in 2012 at Wasamac continues to yield favourable results. Approximately 35,000 metres have been completed on Wasamac and the optioned adjacent Globex land package in the first six months of the year. We will continue to update the market with drill results from these efforts throughout 2012. Exploration drill results at our Island Gold Mine at depth have also revealed very good possibilities, and we will continue to explore the untapped area below this mine’s existing infrastructure. We remain committed to these exploration projects, and look forward to further evaluating their potential long-term benefit for the Corporation’s shareholders as 2012 progresses.”

Impairment loss on Francoeur Mine

As a part of its periodic evaluation of the carrying amount of its property, plant and equipment, the Corporation determined that a write-down of the mining assets of the Francoeur Mine was necessary. In 2009, Richmont had proceeded with dewatering activities of the underground openings and upgraded the existing hoist and related infrastructure of this mine, which ceased operations in 2001. Since 2009, the Corporation performed significant exploration work and the installation of surface infrastructures.

The discounted future cash flow method was used to set the value-in-use of the Francoeur Mine. This method is based on forecasted revenues from Proven and Probable Reserves, the costs of production, the investments and development required to extract these reserves, the asset retirement expenses and the residual value of the assets at the end of the project. In June 2012, this evaluation resulted in the recording of a non-cash expense of $33.2 million, or $27.9 million net of deferred taxes.

03
AUGUST 3, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

KEY FINANCIAL DATA1

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	1,609	1,506	1,651	1,445
Average selling price (US$)	1,608	1,476	1,645	1,432
Average selling price (CAN$)	1,617	1,460	1,654	1,416
Average exchange rate (US$/CAN$)	1.0057	0.9891[2]	1.0057	0.9891[2]
Ounces of gold sold	14,611	20,085	31,041	39,319
Average cash cost (US$ /ounce)[3]	1,091	776	1,021	758
Average cash cost (CAN$ /ounce)[3]	1,097	768	1,027	750

KEY FINANCIAL DATA (in thousands of CAN$)
Precious metals revenue	23,630	29,332	51,337	55,670
Net earnings (loss)	(30,866)	5,013	(28,836)	13,725
Net earnings (loss) per share	(0.92)	0.16	(0.86)	0.44
Cash flow from (used in) operating activities	(4,460)	7,740	2,369	17,242
Investments in property, plant and equipment	9,780	7,558	21,705	13,711

			June 30,	December 31,
			2012	2011

Cash and cash equivalents			55,488	63,532
Total assets			149,981	167,990
Borrowings			10,201	-
Equity			108,444	134,134
Shares outstanding (thousands)			33,590	33,110

KEY PER SHARE DATA
Stock Price (at closing)
US$ (NYSE MKT)			4.63	10.76
CAN$ (TSX)			4.73	10.94
[1]

Throughout this document, the Corporation uses performance indicators that are not defined according to International Financial Reporting Standards (“IFRS”), such as the total cash cost of production per ounce sold for each of the Corporation’s properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by IFRS. The Corporation believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Corporation’s performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with IFRS.

[2]	Average exchange rate used for year 2011.
[3]	The average cash cost includes operating costs and royalties.

Exchange Rates

Although Richmont Mines’ financial statements are reported in Canadian dollars, the Corporation discloses the realized price and cash cost per ounce of gold sold in US dollars, as these performance indicators are widely used in the mining industry.

For accounting purposes, the Corporation establishes an estimated annual exchange rate at the beginning of the year. On a quarterly basis, the exchange rate is adjusted to the actual year-to-date rate through the end of the quarter and this rate is used to report both year-to-date and quarterly results. Please note that previously published information may differ from results published in the current quarter due to the retroactive application of the adjusted exchange rate.

04
AUGUST 3, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

REVIEW OF FINANCIAL RESULTS

Three-month period ended June 30, 2012

Richmont generated a net loss of $30.9 million, or $0.92 per share, in the second quarter of 2012, compared to net earnings of $5.0 million, or $0.16 per share, generated in the comparable period last year. Second quarter results included a $33.2 million write-down on the Francoeur Mine assets, a final $1.1 million severance payment to the Corporation’s past President and CEO, Mr. Martin Rivard, and reflected lower gold sales and a higher average cash cost per ounce of gold sold. The average selling price per ounce of gold rose to US$1,608 (CAN$1,617) per ounce in the current quarter versus US$1,476 (CAN$1,460) per ounce in the comparable period last year.

Cost of sales, which includes operating costs, royalties and some related depreciation and depletion expenses, totaled $18.5 million in the second quarter of 2012, up from $17.8 million in the comparable period last year. The increase was primarily driven by higher production at the Island Gold Mine. Costs per tonne at the Island Gold Mine increased in the second quarter, while costs per tonne at the Beaufor Mine were essentially unchanged year-over-year, as higher mining costs were offset by a lower unit milling cost that reflected a higher utilization of the Camflo Mill’s total capacity. Although year-over-year tonnage from the Beaufor Mine decreased in the second quarter, the Camflo Mill processed 20,477 tonnes of ore from the Francoeur Mine during the quarter, which increased total processed tonnage at the mill by 50% year-over-year. The average cash cost per ounce of gold increased to US$1,091 (CAN$1,097) in the second quarter of 2012, from US$776 (CAN$768) in the second quarter of 2011, reflecting higher cost per ounce at both operating mines that was primarily attributable to lower recovered grades.

Exploration and project evaluation costs totaled $5.4 million in the second quarter of 2012, versus $3.3 million in the same period last year. However, when excluding exploration tax credits of $1.3 million during the current quarter and $1.7 million in the comparable period of 2011, exploration and project evaluation costs were $6.7 million and $5.0 million, respectively. The higher costs reflect a notably expanded exploration drilling at the Island Gold Mine, as well as costs associated with advanced exploration work and the ongoing evaluation of areas to improve the economics of the Wasamac gold project. On a segmented basis, exploration costs before tax credits were approximately $3.0 million at the Island Gold Mine, $2.8 million on Wasamac property and the adjacent optioned Globex land package, $0.6 million at the Beaufor Mine, while exploration and project evaluation costs at other properties amounted to $0.3 million during the current quarter.

Administration expenses totaled $3.5 million in the second quarter of 2012 versus $1.3 million in the comparable period of 2011. The higher overall cost was related to higher non-cash expenses for share-based compensation to employees and members of the Board of Directors, the final payment of $1.1 million of the total $2.0 million severance compensation payable to Mr. Martin Rivard, past President and CEO of the Corporation, who announced his resignation on February 27, 2012, and to higher Board remuneration.

The mining and income taxes recovery for the second quarter of 2012 totaled $6.1 million. This amount principally reflects the set-up of deferred tax assets related to the non-cash impairment loss of the Francoeur Mine recorded in the current quarter, partially offset by tax valuation allowances. The mining and income tax expense for the second quarter of 2011 amounted to $2.1 million, or 30% of pre-tax income of $7.1 million. This charge took into account revenue from mining duties from previous years of $0.8 million. During this quarter, an exploration tax credit of $4.2 million was earned. This amount included $1.7 million that was booked against exploration expenses and $2.5 million that was applied against property, plant and equipment.

05
AUGUST 3, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Six-month period ended June 30, 2012

Richmont generated a net loss of $28.8 million, or $0.86 per share, in the first six months of 2012. This compared to net earnings of $13.7 million, or $0.44 per share, generated in the comparable period last year and which included a one-time $3.0 million gain on the sale of the Valentine Lake property in Newfoundland. Results year-to-date include a write-down on the Francoeur Mine assets as discussed above, and higher administrative expenses including a one-time severance payment. Operationally, financial results reflected lower gold sales and a higher average cash cost per ounce of gold from the Island Gold and Beaufor mines, primarily due to lower recovered grades. The average selling price per ounce of gold rose to US$1,645 (CAN$1,654) per ounce in the first six months of 2012 versus US$1,432 (CAN$1,416) per ounce in the comparable period last year.

Cost of sales, which includes operating costs, royalties, custom milling expenses and some related depreciation and depletion expenses, totaled $36.9 million in the first half of 2012, up from $34.2 million in the comparable period last year. The increase was primarily driven by higher costs per tonne at the Island Gold Mine. Costs per tonne at the Beaufor Mine declined slightly year-over-year, as a higher utilization of the Camflo Mill’s total capacity translated into lower unit milling costs for Beaufor. In addition to higher year-to-date tonnage from Beaufor, the Camflo Mill processed 20,477 tonnes of ore from the Francoeur Mine and 7,314 tonnes of custom milling in the first six months of the year. The average cash cost per ounce of gold, however, increased to US$1,021 (CAN$1,027) in the first half of 2012, from US$758 (CAN$750) in the comparable period, reflecting higher cash cost per ounce at both operating mines that was primarily attributable to lower recovered grades.

Administration expenses totaled $6.3 million in the first six months of 2012 versus $2.6 million in the comparable period of 2011. The higher overall cost was related to higher non-cash expenses for share-based compensation, as 1,247,375 options were granted to directors and an officer, and the payment of $2.0 million severance compensation to the Corporation’s ex-President and CEO, and to higher Board compensation.

Exploration and project evaluation costs, excluding exploration tax credits, totalled $12.0 million during the first half of 2012, compared with $7.5 million during the same period in 2011. The increase reflects the Corporation’s extensive exploration drilling program in 2012, most notably at the Island Gold Mine and Wasamac gold property, and its ongoing efforts to continually grow its reserve and resource base. On a segmented basis, exploration costs before tax credits were approximately $5.0 million at the Island Gold Mine, $4.9 million on Wasamac property and the adjacent optioned Globex land package, $0.9 million at the Beaufor Mine, while exploration and project evaluation costs at other properties amounted to $1.2 million during the first half of the year.

For the first six months of 2012, the mining and income tax recovery amounted to $5.3 million, principally related to the non-cash impairment loss of the Francoeur Mine previously discussed. Mining and income tax expense for the first six months of 2011 totalled $4.2 million based on a pre-tax income of $17.9 million. This charge includes revenue from mining duties from the previous year of $0.8 million.

06
AUGUST 3, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

SUMMARY OF OPERATIONS

Island Gold Mine

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011

Tonnes	63,488	58,860	121,411	131,240
Head grade (g/t)	5.45	6.21	5.52	6.29
Gold recovery (%)	96.21	96.03	96.09	96.08
Recovered grade (g/t)	5.25	5.96	5.30	6.05
Ounces sold	10,711	11,283	20,689	25,516
Cash cost per ounce (US$)	895	780	897	711

Investment in property, plant and equipment (thousands of CAN$)	2,240	1,254	4,555	2,588
Exploration expenses (thousands of CAN$)	2,984	1,649	4,999	2,085

Deferred development (metres)	204	473	552	1,180

Diamond drilling (metres)
Definition	8,030	2,836	12,522	9,973
Exploration	13,543	15,559	24,889	18,581

A total of 63,488 tonnes of ore were processed from the Island Gold Mine during the second quarter of 2012, up from the 58,860 tonnes of ore processed in the comparable period in 2011, during which inclement weather conditions caused electrical and mechanical failures that led to an unplanned mill shut down. The Island Gold Mine sold a total of 10,711 ounces of gold at an average price of US$1,612 (CAN$1,621) in the second quarter of 2012, versus gold sales of 11,283 ounces of gold at an average price of US$1,484 (CAN$1,468) per ounce in the comparable period last year. The cash cost per ounce sold increased to US$895 (CAN$900) in the current quarter, from US$780 (CAN$772) last year, primarily as a result of a lower average recovered grade of 5.25 g/t in the quarter, versus 5.96 g/t in the prior year, and a slightly higher year-over-year cost per tonne.

For the first six months of 2012, a total of 121,411 tonnes of ore were processed from the Island Gold Mine at a recovered grade of 5.30 g/t, and 20,689 ounces of gold were sold at an average price of US$1,643 (CAN$1,652) per ounce. This compared to tonnage of 131,240 at a recovered grade of 6.05 g/t, and gold sales of 25,516 ounces at an average price of US$1,426 (CAN$1,410) in the comparable six month period of 2011. The decreased tonnage year-to-date reflects lower tonnage in the first quarter of 2012, during which there was a one-week shut down caused by mechanical issues with the primary ball mill as well as development during the quarter of newly identified reserve blocks that resulted in lower availability of mining areas. With both tonnage and recovered grade down year-over-year, cash cost per ounce for the first six months of 2012 increased to US$897 (CAN$902), from US$711 (CAN$704) in the year-ago period.

At this time, the Corporation is slightly modifying its 2012 production guidance for Island Gold to 40,000 to 45,000 ounces of gold, from 45,000 to 50,000 ounces previously, to reflect the production trend realized year-to-date. The Corporation expects production levels at this mine to return to 45,000 to 50,000 ounces of gold in 2013.

07
AUGUST 3, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Beaufor Mine

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011

Tonnes	27,739	29,317	57,726	48,143
Head grade (g/t)	4.48	9.47	5.69	9.04
Gold recovery (%)	97.60	98.59	98.09	98.61
Recovered grade (g/t)	4.37	9.34	5.58	8.92
Ounces sold	3,900	8,802	10,352	13,803
Cash cost per ounce (US$)	1,629	772	1,269	844

Investment in property, plant and equipment (thousands of CAN$)	152	1,014	621	1,921
Exploration expenses (thousands of CAN$)	589	319	929	550

Deferred development (metres)	-	309	238	687

Diamond drilling (metres)
Definition	2,955	3,481	5,357	7,904
Exploration	4,106	1,626	9,542	3,111

During the second quarter of 2012, a total of 27,739 tonnes were processed from the Beaufor Mine, a 5% decrease from the 29,317 tonnes processed in the year-ago period, which included a 7,932 tonne stockpile from the first quarter of 2011 that was processed at the Camflo Mill in early April 2011. Recovered grades decreased to 4.37 g/t in the current quarter from 9.34 g/t in the year-ago period, primarily reflecting mine sequencing and the uncommon occurrence that all three of the stopes being mined were at or near the end of their production lives and, therefore, had lower grades. This usually occurs in a staggered manner, thus mitigating the impact of lower grades. While the Beaufor Mine’s cost per tonne was essentially unchanged from last year’s levels, as the effects of higher mining costs were somewhat offset by lower milling costs that stemmed from a higher capacity utilization rate of the Camflo Mill, cash cost per ounce increased as a result of lower recovered grades. For the second quarter of 2012, total cash cost per ounce rose to US$1,629 (CAN$1,638) from US$772 (CAN$764) in the prior year. A total of 3,900 ounces of gold were sold in the second quarter of 2012 at an average price of US$1,598 (CAN$1,607), compared to 8,802 ounces of gold sold at an average price of US$1,466 (CAN$1,450) in the comparable period of 2011.

A total of 57,726 tonnes were processed from the Beaufor Mine in the first six months of 2012, a 20% increase over the 48,143 tonnes that were processed in the comparable period of 2011. While the Beaufor Mine’s cost per tonne decreased year-over-year as a result of the higher processed tonnage, total cash cost per ounce rose to US$1,269 (CAN$1,276) in the first six months of the year from US$844 (CAN$835) in the prior year, a reflection of the lower recovered grades. A total of 10,352 ounces of gold were sold in the first six months of 2012 at an average price of US$1,648 (CAN$1,657), compared to 13,803 ounces of gold sold at an average price of US$1,442 (CAN$1,426) in the comparable period of 2011.

The Corporation continues to anticipate that extensive development will be required to access mining zones at the Beaufor Mine. However, recovered grades are expected to normalize to reserve-grade in the latter half of 2012, and the Corporation continues to forecast annual production at the Beaufor Mine of between 20,000 and 25,000 ounces of gold in 2012.

08
AUGUST 3, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Camflo Mill

The Camflo Mill processed 48,256 tonnes of ore in the second quarter, which included 20,477 tonnes of development ore from Francoeur, compared to 32,107 tonnes in the year-ago period. For the first six months of 2012 a total of 84,719 tonnes of ore were processed at the mill, which included the development ore from Francoeur as noted above, along with 7,314 tonnes of custom milling. In the year-ago six month period, a total of 48,234 tonnes were processed at Camflo, all of which originated from the Beaufor Mine.

Exploration properties

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
	$	$	$	$

Exploration costs - Mines
Beaufor	589	319	929	550
Island Gold	2,984	1,649	4,999	2,085
Francoeur	73	40	203	78

	3,646	2,008	6,131	2,713

Exploration costs – Other properties
Wasamac	2,827	1,983	4,931	2,723
Monique	86	855	576	1,771
Other	37	46	113	78
Project evaluation	120	75	243	172

	3,070	2,959	5,863	4,744

Exploration and project evaluation before depreciation and exploration tax credits	6,716	4,967	11,994	7,457

Depreciation	23	37	56	73
Exploration tax credits	(1,362)	(1,659)	(2,451)	(3,291)

	5,377	3,345	9,599	4,239

Wasamac Exploration Property

The Corporation has spent approximately $2.8 million and $4.9 million on the Wasamac gold property located in Rouyn-Noranda, Quebec, and the adjacent Globex option package during the second quarter and in the first six months of 2012, respectively. This investment reflects the ongoing advanced exploration program on the property, which includes approximately 35,000 metres of exploration drilling that has been completed year-to-date, as well as ongoing technical studies and evaluation of areas to improve the economic potential of the project.

The 55,000 metre exploration drilling program on Wasamac in 2012 is progressing well. In early May, the Corporation released new drill results from the 55,000 planned exploration drill program in 2012. Cut grade and true width intersections included 6.40 g/t Au over 52.80 metres, 2.83 g/t Au over 71.76 metres and 4.61 g/t Au over 34.94 metres in the Main Zone. Please see the May 8, 2012 press release entitled “Richmont intercepts 6.40 g/t Au over 52.8 metres in Wasamac Main Zone, and announces five focus areas to improve project economics” for additional details.

09
AUGUST 3, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

As previously announced, Richmont will concentrate on optimizing the Wasamac project mine design throughout 2012. In particular, an emphasis will be placed on the Main Zone, where the geometry, grade, widths and metallurgy look the most promising. This zone currently hosts estimates Measured + Indicated Resources of 285,262 ounces of gold and estimated Inferred Resources totalling an additional 695,755 ounces of gold. Three exploration drills are currently operating on this area in an effort to better define and expand the resource base. Engineering efforts are also underway to assess the economic impact of a smaller scale operation than that outlined in the preliminary economic assessment, focused on the Main Zone only, and scalable over time to respond to economic conditions.

Monique Exploration Property

The Monique property currently has Indicated open pit estimated resources of 728,164 tonnes grading 2.35 g/t Au for 55,112 ounces of gold, and the Corporation submitted the required documentation for the permitting of an open pit operation on this property at the end of 2011. Richmont’s 2012 objectives for Monique include processing a 5,000 tonne bulk sample from this property at the Corporation’s Camflo Mill, located approximately 50 km away, and completing more technical work on the property in order to evaluate the potential extension of the resources at depth using more selective underground mining methods. To this end, a total of $0.6 million has been spent on this asset in the first six months of 2012.

Francoeur Mine

The Corporation is pleased to announce that commercial production at the Francoeur Mine has recently commenced, on August 1st. Richmont expects commercial production of approximately 5,000 ounces of gold from the Francoeur Mine in 2012, with annual production levels expected to be approximately 20,000 ounces of gold in 2013.

Richmont has invested a total of $3.9 million and $10.2 million at the Francoeur Mine in the second quarter and year-to-date in 2012, respectively. Development efforts in the current quarter included 1,236 metres of underground development and 6,860 metres of definition drilling, which brought year-to-date figures to 2,652 metres and 14,403 metres, respectively. In the second quarter of 2012, a total of 20,477 tonnes of ore from Francoeur were processed at the Camflo Mill at an average grade of 4.30 g/t Au, generating 2,832 ounces of gold. An additional 9,229 tonnes of Francoeur ore were stockpiled at the mill, and will be processed during the third quarter.

In early July 2012, the Corporation announced revised Reserve and Resource estimates for the Francoeur Mine using a US$1,400 (CAN$1,400) gold price and a 3.75 g/t Au cut-off grade, versus US$800 (CAN$800) and 5.15 g/t Au cut-off grade previously. Updated Proven and Probable reserves for this mine are now estimated to be 504,687 tonnes grading 4.78 g/t Au, for 77,580 ounces of gold, versus 615,664 tonnes grading 6.91 g/t Au, for 136,749 ounces of gold previously. Measured and Indicated Resources are now estimated to be 33,301 tonnes at 4.20 g/t Au, for 4,499 ounces of gold, versus 76,449 tonnes grading 7.54 g/t Au for 18,541 ounces of gold previously, and Inferred Resources are now estimates to be 41,240 tonnes at 4.35 g/t Au, for 5,771 ounces of gold, versus 202,250 tonnes grading 5.95 g/t Au for 38,706 ounces of gold previously. Consequently, Richmont now expects the Francoeur Mine to produce 132,000 tonnes per year, or approximately 20,000 Au ounces, versus previous guidance of 30,000 to 35,000 Au ounces per year. As a result, Richmont recorded a non-cash write down in the second quarter of 2012 of $33.2 million pre-tax ($27.9 million after-tax), related to the lower anticipated production from the Francoeur Mine.

10
AUGUST 3, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Island Gold Mine

Richmont spent a total of $3.0 million in exploration activities at Island Gold Mine in the second quarter of 2012 and $5.0 million year-to-date, reflecting the Corporation’s objective of reaffirming the future potential of the area below the mine’s existing infrastructure. Specifically, cut grade and true width drill results in this area include 13.39 g/t Au over 4.84 metres, 16.42 g/t Au over 4.08 metres, 22.08 g/t Au over 6.58 metres and 27.26 g/t Au over 5.88 metres, and are detailed in our February 10, 2012 press release entitled “Richmont Mines: Promising drill results from Island Gold Mine confirm potential at depth”. The Corporation is planning to complete over 50,000 metres of exploration and definition drilling at Island Gold during 2012.

W Zone

The development of the W Zone, a near-surface satellite deposit on the Beaufor Mine property, continues to advance well. During the second quarter of 2012, a total of $2.6 million was spent on property, plant and equipment and development related to the W Zone, bringing the year-to-date investment to $5.2 million. Construction of the portal was completed in December 2011, and as of the end of the second quarter 602 metres of the ramp had been completed, of which 297 metres were completed in the second quarter. Richmont anticipates that one year of development will be required to access the mineralized zone of this deposit. The Corporation will complete additional drilling from surface to further evaluate the potential of the W and other previously identified near-surface zones during 2012.

Corporate News

On April 12, 2012, the Corporation announced the appointment of gold industry veteran Ebe Scherkus to its Board of Directors. Mr. Scherkus retired in February 2012 from Agnico-Eagle Mines Limited (“Agnico-Eagle”), after a 27 year career with the company, during which he held numerous positions with the company, including President and COO from December 2005 until his retirement. Mr. Scherkus’ extensive experience in opening, building and acquiring gold mines will be of tremendous benefit to Richmont in the Corporation’s objective to become a world-class intermediate gold miner. Please see the April 12, 2012 press release entitled “Gold industry veteran Ebe Scherkus to join the Richmont Mines Board of Directors” for full details.

On May 10, 2012, the Corporation announced that Mr. Paul Carmel had been named President, Chief Executive Officer and director. In addition to having a comprehensive background in mining engineering, Mr. Carmel also has extensive experience in the capital markets. Concurrent with Mr. Carmel’s appointment, the Corporation announced that Mr. Christian Pichette was promoted to the position of Executive Vice President and Chief Operating Officer. Please see the May 10, 2012 press release entitled “Richmont Mines announces executive appointments: Paul Carmel as its President and Chief Executive Officer; and Christian Pichette as its Executive Vice-President and Chief Operating Officer” for additional details.

Outlook

Richmont is targeting 2012 annual production of 65,000 to 75,000 ounces of gold. This will include 20,000 to 25,000 ounces from the Beaufor Mine, 40,000 to 45,000 ounces from the Island Gold Mine, and approximately 5,000 ounces of commercial production from the Francoeur Mine. Richmont remains dedicated to ensuring that its operations deliver on these objectives, and achieving targeted production and efficiency levels at each operation is a top priority for the Corporation’s management team. In addition, Richmont will continue to advance the Wasamac gold project, an asset that management believes has the potential to generate notable value for Richmont’s shareholders in the future once it has been fully optimized. Lastly, potential acquisition and partnership opportunities continue to be evaluated as part of the Corporation’s emphasis to grow its reserve base and increase its future production profile.

11
AUGUST 3, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2012	2012	2011	2011	2011	2011	2010	2010

KEY FINANCIAL DATA
(thousands of CAN$)
Revenues from precious metals	23,630	27,707	32,234	30,335	29,332	26,338	26,031	23,292

Net earnings (loss)	(30,866)	2,030	6,106	6,087	5,013	8,712	4,633	2,547

Cash flow from (used in) operating activities	(4,460)	6,829	9,702	11,893	7,740	9,503	5,331	6,196

Investment in property, plant and equipment	9,780	11,925	10,401	7,558	7,558	6,153	4,572	4,063

KEY PER-SHARE DATA

Net earnings (loss)
basic (CAN$)	(0.92)	0.06	0.19	0.19	0.16	0.27	0.15	0.09
diluted (CAN$)	(0.92)	0.06	0.18	0.19	0.15	0.27	0.15	0.09

OUNCES OF GOLD SOLD	14,611	16,430	18,992	17,832	20,085	19,234	18,591	18,084

KEY PER-OUNCE OF GOLD DATA (US$)

Selling price	1,608	1,676	1,716	1,720	1,476	1,384	1,359	1,251

Average cash cost	1,091	959	882	894	776	740	730	775
Depreciation and depletion	160	139	143	136	115	124	113	101

Total cost	1,251	1,098	1,025	1,030	891	864	843	876

SUMMARY OF RESULTS FOR THE LAST EIGHT QUARTERS

The fluctuation in revenues from precious metals over the last eight quarters reflects the variation in the number of gold ounces sold and the average sales price per ounce. Revenues from precious metals in the second quarter of 2012 were lower compared to the previous four quarters primarily as a result of lower gold sales and a lower average selling price per ounce of gold, while lower net earnings were primarily attributable to the Corporation’s expanded exploration and project evaluation program and higher administrative expenses. Second quarter results included a $33.2 million pre-tax ($27.9 million after-tax) write-down on the Francoeur Mine assets, which resulted in a loss for this quarter. Revenues from precious metals increased from the second quarter of 2010 through the fourth quarter of 2011, primarily due to a combination of a higher average realized sales price per ounce, and higher gold sales. The strong net earnings in the third and fourth quarters of 2011 benefited from the highest selling price per ounce ever realized by the Corporation. The first quarter of 2011 similarly benefited from the sale of the Valentine Lake property, which generated proceeds of $3.0 million.

12
AUGUST 3, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Production levels during the last eight quarters reflect contributions from the Beaufor Mine, located in Quebec, and the Island Gold Mine, located in Ontario. Investments in property, plant and equipment have steadily increased over the last eight quarters, a reflection of the Corporation’s commitment to the maintenance and expansion of its operational base. Net earnings on a quarterly basis are generally affected by the price of gold, exchange rate, operating costs which vary according to the price of raw materials, energy costs, and wages, as well as the recovered grade of the ore being processed, exploration expenses, and mining and income tax that is expensed or recovered.

CASH AND CASH EQUIVALENTS

At June 30, 2012, cash and cash equivalents totalled $55.5 million, down 13% or $8.0 million from the December 31, 2011 year-end level of $63.5 million. This decrease reflects the approximately $21.7 million spent on capital expenditures year-to-date, offset by the $10.0 million investment made in the form of convertible debentures by Mr. Bob Buchan and two members of his immediate family when Mr. Buchan joined the Richmont Board of Directors in January 2012, the $2.4 million of cash generated by operating activities and the $1.5 million generated from the sale of common shares via the Corporation’s stock option plan during the first six months of 2012.

At the end of the second quarter of 2012, Richmont had $56.5 million in working capital, down from the $72.2 million at March 31, 2012 and the $68.7 million at December 31, 2011. This reflects a decrease in cash and cash equivalents, and an increase in payables, accruals and provisions and by the addition of the current portion of borrowings related to the rolling stock under finance leases.

CAPITAL RESOURCES

During the second quarter of 2012, the Corporation issued 129,000 common shares following the exercise of stock options, for a total cash consideration of $421. As of June 30, 2012, the Corporation had 33.6 million shares outstanding.

COMMITMENTS AND CONTINGENCIES

There were no changes to the Corporation’s commitments and contingencies from December 31, 2011 to June 30, 2012, with the exception of the contractual obligations and the contingency mentioned below. For further information regarding commitments and contingencies in effect as of December 31, 2011, please refer to the 2011 management’s discussion and analysis, filed February 28, 2012 and available on SEDAR (www.sedar.com).

On February 1, 2012, the Corporation completed a private placement of $10 million with the Vice Chairman of the Corporation’s Board of Directors and two members of his immediate family (the “Investors”) in the form of convertible debentures into the Corporation’s common shares. The debentures, which expire in February 2017, bear a 7.6% annual interest rate and are convertible into the Corporation’s common shares at a conversion price of $12.17 per common share at the option of the Investors at any time following the date of issuance. The Investors will have the right to demand payment of the debentures in full as of July 2013, and the Corporation will have the right to redeem the debentures in full, as of February 2014.

The Corporation is committed, under two finance lease obligations related to rolling stocks, that expire in December 2013 and in January 2014, to pay a sum totaling $966 annually. The carrying value of rolling stock under finance leases total $1,769.

The Corporation has recorded a provision in order to take into account a draft of potential assessment received from the Quebec tax authorities for previously claimed exploration tax credits. The management of the Corporation has the intention of contesting this position because it believes that the Corporation has the right to claim these exploration tax credits.

13
AUGUST 3, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

RELATED PARTIES TRANSACTIONS

The corporate secretary is a partner at a law firm. During the first three months of 2012, the Corporation received professional services from this firm for a total consideration of $151, including taxes ($35 in the first three months of 2011) and during the second quarter of 2012, the Corporation received professional services from this firm for a total consideration of $160, including taxes ($106 in the second quarter of 2011).

On February 1, 2012, the Corporation completed a private placement of $10 million with the Vice Chairman of the Corporation’s Board of Directors and two members of his immediate family in the form of convertible debentures into the Corporation’s common shares (refer to Commitments and Contingencies).

The Corporation has not entered into any other transactions with related parties.

OFF-BALANCE-SHEET TRANSACTIONS

The Corporation was not involved in any off-balance-sheet transactions during the first six months of 2012 and 2011.

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of hypotheses that have a significant effect on revenue and expenses as well as on the amounts of assets and liabilities. In addition to a number of estimates that are involved in the calculation of the write-down of the Francoeur Mine, elements such as mineral reserves, period of depletion of mining sites in production, asset retirement obligations, impairment test of property, plant and equipment, income taxes and deferred mining taxes, share-based remuneration expense, provisions and contingent liabilities, start of development phase and start of commercial production are estimates that management considers the most significant, those whose actual amounts could differ considerably and affect operating results. A detailed discussion of these estimates is given in the annual management’s discussion and analysis, dated February 23, 2012, filed February 28, 2012 and available on SEDAR (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As at June 30, 2012 and 2011, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the six-month periods ended June 30, 2012 and June 30, 2011, no gain or loss related to derivative financial instruments or to short-term gold hedging contracts was recorded in the financial statements.

The Corporation has classified its shares of publicly-traded companies as available-for-sale financial assets, cash and cash equivalents and receivables as loans and receivables, and its payables, accruals and provisions and borrowings as financial liabilities. All financial instruments are measured at fair value with the exception of loans and receivables, held-to-maturity investments and financial liabilities, which are measured at amortized cost.

Cash and cash equivalents, receivables and payables, accruals and provisions are recorded at book value and represent their approximate fair value, as these items will be realized or settled in the short term.

Available-for-sale financial assets are measured at fair value, with revaluation gains and losses included in the statement of comprehensive income until the asset is removed from the statement of financial position, either through a sale or when a permanent decline in value is recognized. The fair value of shares of publicly-traded companies is the bid price.

14
AUGUST 3, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The fair value of the liability component of convertible debentures, included in borrowings, is calculated using a market interest rate for an equivalent non convertible debenture.

GENERAL INFORMATION

The President and Chief Executive Officer and the Financial Director are responsible for disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) and have designed them, or had them designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is communicated to them by others within the Corporation, especially during the period when reports that must be filed under the terms of Canadian securities law are being prepared.

The President and Chief Executive Officer and the Financial Director are also responsible for internal controls over financial reporting and have designed them, or had them designed under their supervision, to provide reasonable assurance that the financial information is reliable and that the financial statements have been prepared in accordance with International Financial Reporting Standards. The internal controls over financial reporting during the quarter ending June 30, 2012 were adequately applied.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. A detailed discussion of these risks is given in the annual management’s discussion and analysis, dated February 23, 2012, filed February 28, 2012, and available on SEDAR (www.sedar.com).

Regulation 43-101

The geological data in this document has been reviewed by Mr. Daniel Adam, Geo., Ph.D, General Manager, Exploration and Sustainable Development, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

The reserve and resource calculations of the Francoeur Mine as of June 15, 2012 were performed by qualified persons as defined by Regulation 43-101 and were supervised by Mr. Daniel Adam, Geo., Ph.D, General Manager, Exploration and Sustainable Development, an employee of Richmont Mines Inc. A technical report for the reserve and resource calculations of the Francoeur Mine as of June 15, 2012 is being prepared by employees of Richmont Mines who are qualified persons as defined by Regulation 43-101 and will be filed on SEDAR in August 2012.

Cautionary note to U.S. investors concerning resource estimates and civil liabilities and judgments

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining corporations, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

15
AUGUST 3, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation's directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Corporation's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference are discussed in the section entitled “Risk factors” in the Corporation’s annual management’s discussion and analysis report dated February 23, 2012, filed February 28, 2012, and available on SEDAR (www.sedar.com). Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports.

Additional information and continued disclosure

This management’s discussion and analysis was prepared as at August 2, 2012. The Corporation regularly discloses additional information through news releases, quarterly and annual financial statements and its annual information form (“AIF”), that can be found on the SEDAR website (www.sedar.com) and on the Richmont Mines’ website (www.richmont-mines.com).

16
AUGUST 3, 2012	RICHMONT MINES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Second Quarter
Ended June 30, 2012

CONSOLIDATED INCOME STATEMENTS
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
	$	$	$	$

CONTINUING OPERATIONS
Revenues from precious metals	23,630	29,332	51,337	55,670
Cost of sales (note 2)	18,468	17,766	36,943	34,221

GROSS PROFIT	5,162	11,566	14,394	21,449

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 3)	5,377	3,345	9,599	4,239
Administration (note 4)	3,544	1,324	6,273	2,625
Loss (gain) on disposal of long-term assets (note 5)	59	-	59	(3,000)
Impairment loss on Francoeur Mine (note 15)	33,189	-	33,189	-
Other revenues (note 6)	(69)	(80)	(468)	(171)

	42,100	4,589	48,652	3,693

OPERATING EARNINGS (LOSS)	(36,938)	6,977	(34,258)	17,756

Financial expenses (note 7)	240	31	402	63
Financial revenues (note 8)	(249)	(172)	(502)	(223)

EARNINGS (LOSS) BEFORE MINING AND INCOME TAXES	(36,929)	7,118	(34,158)	17,916

MINING AND INCOME TAXES	(6,063)	2,105	(5,322)	4,191

NET EARNINGS (LOSS) FOR THE PERIOD	(30,866)	5,013	(28,836)	13,725

EARNINGS (LOSS) PER SHARE
Basic	(0.92)	0.16	(0.86)	0.44
Diluted	(0.92)	0.15	(0.86)	0.43

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	33,532	31,543	33,353	31,408

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	33,682	32,353	33,694	32,058

The accompanying notes are an integral part of the interim consolidated financial statements.

18
AUGUST 3, 2012	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
	$	$	$	$

NET EARNINGS (LOSS) FOR THE PERIOD	(30,866)	5,013	(28,836)	13,725

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAXES
Fair value variation on available-for-sale investments	(30)	(198)	(252)	(414)
Realized gains on sale of available-for-sale investments transferred to net earnings	-	-	(89)	(43)

OTHER COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD, NET OF TAXES	(30)	(198)	(341)	(457)

TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	(30,896)	4,815	(29,177)	13,268

The accompanying notes are an integral part of the interim consolidated financial statements.

19
AUGUST 3, 2012	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)					Total equity
				Available-	attributable
			Retained	for-sale	to Richmont
	Share	Contributed	earnings	financial	Mines
	capital	surplus	(deficit)	assets	shareholders
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2011	104,872	6,688	22,173	401	134,134

Issue of shares:
Exercise of share options	2,164	(650)	-	-	1,514

Convertible debentures -
Equity component	-	910	-	-	910
Deferred income and mining tax liabilities	-	(240)	-	-	(240)

Share-based compensation	-	1,303	-	-	1,303

Transactions with Richmont Mines shareholders	2,164	1,323	-	-	3,487

Net loss for the period	-	-	(28,836)	-	(28,836)

Other comprehensive income (loss)

Available-for-sale financial assets:
Fair value variation, net of taxes	-	-	-	(252)	(252)
Reclassification to net earnings, net of taxes	-	-	-	(89)	(89)

Total comprehensive loss for the period	-	-	(28,836)	(341)	(29,177)

BALANCE AT JUNE 30, 2012	107,036	8,011	(6,663)	60	108,444

The accompanying notes are an integral part of the interim consolidated financial statements.

20
AUGUST 3, 2012	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)					Total equity
				Available-	attributable
			Retained	for-sale	to Richmont
	Share	Contributed	earnings	financial	Mines
	capital	surplus	(deficit)	assets	shareholders
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2010	91,010	6,709	(3,745)	817	94,791

Issue of shares:
Exercise of share options	1,999	(532)	-	-	1,467

Share-based compensation	-	420	-	-	420

Transactions with Richmont Mines shareholders	1,999	(112)	-	-	1,887

Net earnings for the period	-	-	13,725	-	13,725

Other comprehensive income (loss)

Available-for-sale financial assets:
Fair value variation, net of taxes	-	-	-	(414)	(414)
Reclassification to net earnings, net of taxes	-	-	-	(43)	(43)

Total comprehensive income (loss) for the period	-	-	13,725	(457)	13,268

BALANCE AT JUNE 30, 2011	93,009	6,597	9,980	360	109,946

The accompanying notes are an integral part of the interim consolidated financial statements.

21
AUGUST 3, 2012	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of Canadian dollars)

	June 30,	December 31,
	2012	2011
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	55,488	63,532
Shares of publicly-traded companies	450	893
Receivables and other current assets	2,973	3,063
Income and mining tax assets	916	916
Exploration tax credits receivable	9,434	13,176
Inventories (note 9)	9,425	7,597
	78,686	89,177
RESTRICTED DEPOSITS (note 12 b))	684	290

PROPERTY, PLANT AND EQUIPMENT (note 10)	65,501	77,456

DEFERRED INCOME AND MINING TAX ASSETS	5,110	1,067

TOTAL ASSETS	149,981	167,990

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	12,604	12,005
Income and mining tax liabilities	9,223	8,461
Current portion of borrowings	382	-
	22,209	20,466
BORROWINGS (note 11)	10,201	-

ASSET RETIREMENT OBLIGATIONS (note 12 a))	6,718	6,685

DEFERRED INCOME AND MINING TAX LIABILITIES	2,409	6,705

TOTAL LIABILITIES	41,537	33,856

EQUITY
Share capital (note 13)	107,036	104,872
Contributed surplus	8,011	6,688
Retained earnings (deficit)	(6,663)	22,173
Accumulated other comprehensive income	60	401

TOTAL EQUITY	108,444	134,134

TOTAL EQUITY AND LIABILITIES	149,981	167,990

The accompanying notes are an integral part of the interim consolidated financial statements.

22
AUGUST 3, 2012	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
	$	$	$	$

OPERATING ACTIVITIES
Net earnings (loss) for the period	(30,866)	5,013	(28,836)	13,725
Adjustments for:
Depreciation and depletion	2,487	2,378	4,909	4,818
Impairment loss on Francoeur Mine	33,189	-	33,189	-
Taxes received (paid)	(1,457)	1,527	(2,485)	1,635
Interest revenues	(198)	(111)	(389)	(224)
Interest and accretion expenses	223	-	369	-
Share-based compensation	817	204	1,303	420
Accretion expense – asset retirement obligations	17	31	33	63
Loss (gain) on disposal of long-term assets	59	-	59	(3,000)
Gain on disposal of shares of publicly-traded companies	(3)	-	(92)	(43)
Mining and income taxes	(6,063)	2,105	(5,322)	4,191

	(1,795)	11,147	2,738	21,585

Net change in non-cash working capital items (note 14)	(2,665)	(3,407)	(369)	(4,343)

Cash flow from (used in) operating activities	(4,460)	7,740	2,369	17,242

INVESTING ACTIVITIES
Disposition of shares of publicly-traded companies	3	-	194	69
Restricted deposits	-	-	(394)	-
Interest received	207	107	417	215
Property, plant and equipment – Francoeur Mine	(3,875)	(5,134)	(10,241)	(8,953)
Property, plant and equipment – Island Gold Mine	(2,240)	(1,254)	(4,555)	(2,588)
Property, plant and equipment – Beaufor Mine	(152)	(1,014)	(621)	(1,921)
Property, plant and equipment – W Zone	(2,560)	-	(5,245)	-
Property, plant and equipment – Other	(953)	(156)	(1,043)	(249)
Disposition of property, plant and equipment	65	-	65	3,000

Cash used in investing activities	(9,505)	(7,451)	(21,423)	(10,427)

FINANCING ACTIVITIES
Issue of convertible debentures	-	-	10,000	-
Issue of common shares	421	975	1,514	1,467
Interest paid	(190)	-	(317)	-
Payment of finance lease obligations	(92)	-	(187)	-

Cash flow from financing activities	139	975	11,010	1,467

Net change in cash and cash equivalents	(13,826)	1,264	(8,044)	8,282

Cash and cash equivalents, beginning of period	69,314	47,048	63,532	40,030

Cash and cash equivalents, end of period	55,488	48,312	55,488	48,312

The accompanying notes are an integral part of the interim consolidated financial statements.

23
AUGUST 3, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

1.	General information and statement of compliance with IFRS

Richmont Mines Inc. (the “Corporation”), initially incorporated under Part 1A of the Quebec Companies Act, has been governed by the Business Corporations Act (Quebec) since February 14, 2011 and is engaged in mining, exploration and development of mining properties, principally gold.

These interim consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”), as established by the International Accounting Standards Board and in accordance with IAS 34 “Interim Financial Reporting”. They do not include all the information required in annual consolidated financial statements in accordance with IFRS. These interim consolidated financial statements must be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011 and the interim consolidated financial statements for the quarter ended March 31, 2012. The accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2011 and have not been modified since that time.

The preparation of interim consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment when applying the Corporation’s accounting policies.

2.	Cost of sales

The cost of sales includes the following items:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
	$	$	$	$

Operating costs	15,444	14,823	30,695	28,300
Royalties	580	617	1,176	1,206
Custom milling	-	-	259	-
Depreciation and depletion	2,444	2,326	4,813	4,715

	18,468	17,766	36,943	34,221

3.	Exploration and project evaluation

The exploration and project evaluation expenses were incurred for the following mines and properties:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
	$	$	$	$

Beaufor Mine	589	319	929	550
Island Gold Mine	2,984	1,649	4,999	2,085
Francoeur Mine	73	40	203	78
Wasamac property	2,827	1,983	4,931	2,723
Monique property	86	855	576	1,771
Other properties	37	46	113	78
Project evaluation	120	75	243	172

Exploration and project evaluation before depreciation and exploration tax credits	6,716	4,967	11,994	7,457

Depreciation	23	37	56	73
Exploration tax credits	(1,362)	(1,659)	(2,451)	(3,291)

	5,377	3,345	9,599	4,239

24
AUGUST 3, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

4.	Administration

The administration expenses include the following items:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
	$	$	$	$

Severance compensation	1,108	-	2,011	-
Share-based compensation	817	204	1,303	420
Depreciation	20	15	39	30
Others	1,599	1,105	2,920	2,175

	3,544	1,324	6,273	2,625

5.	Loss (gain) on disposal of long-term assets

The loss (gain) on disposal of long-term assets includes the following items:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
	$	$	$	$

Valentine Lake property a)	-	-	-	(3,000)
Mining equipment	59	-	59	-

	59	-	59	(3,000)

a)

On January 24, 2011, the Corporation received $3,000 from Mountain Lake Resources Inc. for the sale of its 70% interest in the Valentine Lake property located in Central Newfoundland. A gain on the disposal of mining assets was recognized for the same amount.

6.	Other revenues

Other revenues include revenue from silver sales and revenue from custom milling.

7.	Financial expenses

The financial expenses include the following items:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
	$	$	$	$

Accretion expense – asset retirement obligations	17	31	33	63
Interest and accretion expenses on convertible debentures	223	-	369	-

	240	31	402	63

25
AUGUST 3, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

8.	Financial revenues

The financial revenues include the following items:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
	$	$	$	$

Interest on cash and cash equivalents	198	111	389	224
Gain on disposal of shares of publicly-traded companies	3	-	92	43
Foreign exchange gain (loss)	48	61	21	(44)

	249	172	502	223

9.	Inventories

The inventories include the following items:

	June 30,	December 31,
	2012	2011
	$	$
		(Audited)
Precious metals	2,353	532
Ore	3,043	3,477
Supplies	4,029	3,588
	9,425	7,597

There was no write-down of inventories and no reversal of write-down during the first six months of 2012 and the first six months of 2011.

26
AUGUST 3, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

10.	Property, plant and equipment

The property, plant and equipment includes the following items:

	Mining sites in production					Corporate office			Mines under develop- ment	Total
	Mining properties $	Development costs $	Buildings $	Equipment $	Total $	Land, buildings and leasehold improvements $	Equipment and rolling stock $	Total $	$	$
Gross carrying amount
Balance at January 1, 2012	2,025	55,192	9,205	17,497	83,919	966	433	1,399	32,355	117,673
Acquisitions, net of exploration tax credits	155	1,735	685	3,445	6,020	698	-	698	19,548	26,266
Disposals and write-off	-	-	-	(135)	(135)	-	(75)	(75)	(33,189)	(33,399)
Balance at June 30, 2012	2,180	56,927	9,890	20,807	89,804	1,664	358	2,022	18,714	110,540
Depreciation and depletion
Balance at January 1, 2012	938	26,230	3,989	8,482	39,639	195	307	502	76	40,217
Depreciation and depletion	10	3,251	527	1,082	4,870	22	17	39	-	4,909
Disposals and write-off	-	-	-	(81)	(81)	-	(6)	(6)	-	(87)
Balance at June 30, 2012	948	29,481	4,516	9,483	44,428	217	318	535	76	45,039
Carrying amount at June 30, 2012	1,232	27,446	5,374	11,324	45,376	1,447	40	1,487	18,638	65,501

27
AUGUST 3, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

11.	Borrowings

Borrowings include the following financial liabilities:

	June 30,	December 31,
	2012	2011
	$	$

Convertible debentures a)	9,142	-
Finance leases obligations b)	1,441	-

	10,583	-

Current portion	382	-

	10,201	-

a)

The convertible debentures are due to the Vice Chairman of the Corporation’s Board of Directors and two members of his immediate family (the “Investors”). The debentures, which expire in February 2017, bear interest at 7.6% (effective rate of 9.6%) and are convertible into the Corporation’s common shares at a conversion price of $12.17 per common share at the option of the Investors at any time following the date of issuance. The Investors have the right to demand payment of the convertible debentures in full as of July 2013, and the Corporation has the right to redeem the convertible debentures in full, as of February 2014.

The values of the liability component and the equity conversion component were determined at issuance of the convertible debentures. The fair value of the liability component, included in non-current liabilities, was calculated using a market interest rate for an equivalent non convertible debenture. The residual amount, representing the value of equity conversion option, is included net of tax in shareholders’ equity in contributed surplus.

The convertible debentures recognized in the consolidated statement of financial position are calculated as follows:

	June 30,	December 31,
	2012	2011
	$	$

Face value of convertible debentures issued on February 1, 2012	10,000	-
Equity component	(910)	-

Liability component on initial recognition	9,090	-
Interest and accretion expenses (note 7)	369	-
Interest paid	(317)	-

	9,142	-

b)

A finance lease, related to rolling stock, totals $644. During the six-month period ended on June 30, 2012, the Corporation recorded interest in Mines under development on finance lease obligations of $18. The carrying value of the rolling stock under finance lease amounts to $831.

A second finance lease concluded in June 2012, related to rolling stock, totals $797. The carrying value of the rolling stock under finance lease amounts to $938.

28
AUGUST 3, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

12.	Asset retirement obligations

The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information become available.

a)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement obligations as at June 30, 2012 and December 31, 2011:

	June 30,	December 31,
	2012	2011
	$	$
		(Audited)

Camflo Mill	3,934	3,915
Island Gold Mine	1,362	1,355
Beaufor Mine	758	755
Francoeur Mine	664	660

	6,718	6,685

b)	Restricted deposits and letters of credit

Certain of the restricted deposits relate specifically to site restoration. As at June 30, 2012, the Corporation has $161 in restricted deposits with the government of Quebec, $184 in restricted deposits with the Ontario government and a credit facility is available to the Corporation in the amount of $3,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.85%. The following table provides the allocation of restricted deposits and letters of credit issued as at June 30, 2012:

	June 30,	Date of
	2012	renewal
	$

Restricted deposits
Island Gold Mine (Lochalsh property)	184
Beaufor Mine	107
Francoeur Mine	54

	345

Others	339

	684
Letters of credit
Camflo Mill	1,332	July 20, 2012
Island Gold Mine (Kremzar property)	979	July 26, 2012

	2,311

29
AUGUST 3, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

13.	Share capital

Authorized: Unlimited number of common shares with no par value

	Three months ended		Six months ended
	June 30, 2012		June 30, 2012
	Number of		Number of
	shares	Amount	shares	Amount
	(in thousands)	$	(in thousands)	$

Issued and paid: Common shares

Balance, beginning of period	33,461	106,422	33,110	104,872
Issue of shares for cash
Exercise of share options a)	129	614	480	2,164

Balance, end of period	33,590	107,036	33,590	107,036

a)	Issue of shares

During the three-month period ended on June 30, 2012, the Corporation issued 129,000 common shares following the exercise of share options and received cash proceeds in the amount of $421. Contributed surplus was reduced by $193 which represents the fair value of the exercised share options.

During the six-month period ended on June 30, 2012, the Corporation issued 479,600 common shares following the exercise of share options and received cash proceeds in the amount of $1,514. Contributed surplus was reduced by $650 which represents the fair value of the exercised share options.

b)	Share-based remuneration

The Corporation has a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, 2002, 2003, 2007 and 2009, the Corporation may grant options for up to 5,245,000 common shares. As of June 30, 2012, a total of 124,850 options may still be granted. The exercise price of each option is determined by the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted is 10 years. 20% of the options are vested on the grant date and vest cumulatively thereafter on every anniversary date over a length of four years. However, on February 4, 2010, the Board of Directors voted to grant its members remuneration that is partly based on share options. These options vest in thirds beginning one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire 5 years after the date of grant. Furthermore, in January 2012, a total of 400,000 options were granted to directors. These options vest in thirds beginning one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years. However, these options may only be exercised if the Corporation’s shares have traded at $21.51 or higher at any time during any 10 days in any consecutive 20 trading day period.

30
AUGUST 3, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

A summary of the status of the Corporation’s Share Option Purchase Plan as at June 30, 2012, and changes made to it during the three-month and six-month periods ended as of this date, is presented below.

	Three months ended		Six months ended
	June 30, 2012		June 30, 2012
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	(in thousands)	$	(in thousands)	$

Options outstanding, beginning of the period	1,686	6.60	1,637	4.66
Granted	100	6.98	500	10.60
Exercised	(129)	3.27	(480)	3.16
Forfeited	(119)	8.45	(119)	8.45

Options outstanding, end of period	1,538	6.76	1,538	6.76

Exercisable options, end of period	514	4.99	514	4.99

The following table summarizes information about this Share Option Purchase Plan as at June 30, 2012:

Exercise price	Options outstanding at June 30, 2012			Exercisable options at June 30, 2012
	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options (thousands)	Weighted average exercise price $

$1.80 to $2.07	107	1.5	1.89	35	1.82
$2.74 to $3.86	155	2.0	3.36	75	3.33
$4.12 to $5.41	638	2.4	4.56	324	4.46
$6.86 to $8.26	122	4.6	7.07	27	7.16
$10.02 to $12.03	516	3.1	11.45	53	11.59

	1,538	2.7	6.76	514	4.99

In effect since May 2012, the Corporation’s second long-term incentive plan permits the granting of options, restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, other employees, consultants and service providers providing ongoing services to the Corporation. According to this plan, the Corporation may grant additional shares totalling up to 10% of the total issued and outstanding common shares of the Corporation at the time of the granting.

The exercise price of each option granted under this plan is the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted is 10 years. Three types of options were issued: (1) options that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expiring 5 years after the date of grant; (2) options that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and are exercisable only if the Corporation’s shares have traded at $21.51 or higher at any time during any 10 days in any consecutive 20 trading day period; (3) options that vest in tranches of 20% beginning one year after the grant date, thereafter vesting cumulatively on every anniversary date over a length of four years, and expire 6 years after the date of grant.

31
AUGUST 3, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

A summary of the status of this Corporation’s Share Option Purchase Plan at June 30, 2012 and changes during the three-month and six-month periods then ended is presented below.

	Three months ended		Six months ended
	June 30, 2012		June 30, 2012
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	(in thousands)	$	(in thousands)	$

Options outstanding, beginning of the period	-	-	-	-
Granted	423	6.64	423	6.64

Options outstanding, end of period	423	6.64	423	6.64

Exercisable options, end of period	-	-	-	-

The following table summarizes information about this Share Option Purchase Plan at June 30, 2012:

Exercise price	Options outstanding at June 30, 2012			Exercisable options at June 30, 2012
	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options (thousands)	Weighted average exercise price $

$6.57 to $6.98	423	5.4	6.64	-	-

In addition, 324,675 options were issued outside of the plan on May 22, 2012. These options vest in tranches of 20%, beginning one year after the date of issue, and thereafter cumulatively on every anniversary date over 4 years, and expire 7 years after the date of grant. These options have an exercise price of $6.61.

During the six-month period ended June 30, 2012, the Corporation granted a total of 1,247,375 share options to directors and an officer (65,000 for the six-month period ended June 30, 2011 to employees). The weighted average fair value of these share options at the grant date, calculated using the Black-Scholes option pricing model is $3.53 ($2.89 in 2011).

14.	Consolidated statements of cash flow

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
	$	$	$	$

Change in non-cash working capital items

Receivables and other current assets	759	(825)	52	(642)
Exploration tax credits receivable	(1,360)	(1,617)	367	(2,603)
Inventories	(1,429)	37	(1,828)	(1,830)
Payables, accruals and provisions	(635)	(1,002)	1,040	732
	(2,665)	(3,407)	(369)	(4,343)

Supplemental information
Change in payables, accruals and provisions related to development projects and other property, plant and equipment	(712)	168	(441)	365

32
AUGUST 3, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

15.	Impairment loss on Francoeur Mine

Following extensive exploration work and definition drilling, the Corporation announced revised Proven and Probable Reserve estimates for the Francoeur Mine as of June 15, 2012. Consequently, the Corporation performed a full review of the mine operations using revised projected operating costs, forecasted development costs associated with reaching the reserves, expected investments in property, plant and equipment, metallurgical performance and gold price. As a result of these factors, an updated mine plan was developed and estimated cash flows were calculated. In conformity with its accounting policies, management determined a revised value-in-use for the Francoeur Mine and, as the carrying value exceeded the value-in-use, a non-cash impairment loss of $33,189, or $27,875 net of deferred taxes, was recorded in the quarter ended June 30, 2012. The impairment loss recorded also reflected the impact of a draft assessment that was signified to the Corporation in July 2012, for previously claimed exploration tax credits. The Quebec tax authorities are disputing the amounts claimed by the Corporation since October 2009. A contingency provision for this claim was recorded by the Corporation.

Net discounted future cash flows from the Francoeur Mine were calculated, based on best estimates of future gold production, which were based on long-term gold prices of $1,375 to $1,665 per ounce, a foreign exchange rate of US$1/CAN$1, cost estimates based on revised operating levels, average gold recovery of 95%, salvage value of the assets at the end of the project and expected operations until 2016. Future operating costs, capital expenditures and asset retirement obligations were based on the revised reserves and on the life of mine plan. Management’s estimate of future cash flows is subject to risk and uncertainties. Therefore, it is reasonably possible that changes may occur which may further affect the recoverable value of the Francoeur Mine and may have an effect on the Corporation’s operations and financial position.

The tax provision and assets and liabilities of deferred taxes were adjusted to consider the impact of the above.

16.	Contingency

The Corporation has recorded a provision in order to take into account the draft assessment signified by the Quebec tax authorities (see Note 15). The management of the Corporation has the intention of contesting this position because it believes that the Corporation had the right to claim these exploration tax credits.

17.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

There was no difference in 2012 compared to annual financial statements of 2011 in the basis of segmentation or the basis of evaluation of segmented result.

33
AUGUST 3, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

	Three months ended June 30, 2012
Segmented information concerning the consolidated income statement	Quebec	Ontario	Exploration, corporate and others	Total
	$	$	$	$

Revenues from precious metals	6,265	17,365	-	23,630
Cost of sales	6,954	11,514	-	18,468

Gross profit	(689)	5,851	-	5,162

Exploration and project evaluation	662	2,984	1,731	5,377
Administration	-	-	3,544	3,544
Loss (gain) on disposal of long-term assets	(4)	40	23	59
Impairment loss on Francoeur Mine	33,189	-	-	33,189
Other revenues	(24)	(45)	-	(69)

	33,823	2,979	5,298	42,100

Operating earnings (loss)	(34,512)	2,872	(5,298)	(36,938)

Financial expenses	14	4	222	240
Financial revenues	(27)	-	(222)	(249)

Earnings (loss) before mining and income taxes	(34,499)	2,868	(5,298)	(36,929)

Acquisition of property, plant and equipment	6,683	2,240	857	9,780

	Six months ended June 30, 2012
Segmented information concerning the consolidated income statement	Quebec	Ontario	Exploration, corporate and others	Total
	$	$	$	$

Revenues from precious metals	17,157	34,180	-	51,337
Cost of sales	14,799	22,144	-	36,943

Gross profit	2,358	12,036	-	14,394

Exploration and project evaluation	1,132	4,999	3,468	9,599
Administration	-	-	6,273	6,273
Loss (gain) on disposal of long-term assets	(4)	40	23	59
Impairment loss on Francoeur Mine	33,189	-	-	33,189
Other revenues	(354)	(114)	-	(468)

	33,963	4,925	9,764	48,652

Operating earnings (loss)	(31,605)	7,111	(9,764)	(34,258)

Financial expenses	27	7	368	402
Financial revenues	(27)	-	(475)	(502)

Earnings (loss) before mining and income taxes	(31,605)	7,104	(9,657)	(34,158)

Acquisition of property, plant and equipment	16,261	4,555	889	21,705

34
AUGUST 3, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

	June 30, 2012
Segmented information concerning the consolidated statement of financial position	Quebec	Ontario	Exploration, corporate and others	Total
	$	$	$	$

Current assets	7,825	13,483	57,378	78,686
Restricted deposits	161	184	339	684
Property, plant and equipment	26,201	35,634	3,666	65,501
Deferred income and mining tax assets	-	-	5,110	5,110

Total assets	34,187	49,301	66,493	149,981

Current liabilities	7,351	3,989	10,869	22,209
Borrowings	263	-	9,938	10,201
Asset retirement obligations	5,356	1,362	-	6,718
Deferred income and mining tax liabilities	-	-	2,409	2,409

Total liabilities	12,970	5,351	23,216	41,537

	Three months ended June 30, 2011
Segmented information concerning the consolidated income statement	Quebec	Ontario	Exploration, corporate and others	Total
	$	$	$	$

Revenues from precious metals	12,763	16,569	-	29,332
Cost of sales	7,270	10,496	-	17,766

Gross profit	5,493	6,073	-	11,566

Exploration and project evaluation	360	1,650	1,335	3,345
Administration	-	-	1,324	1,324
Other revenues	(18)	(62)	-	(80)

	342	1,588	2,659	4,589

Operating earnings (loss)	5,151	4,485	(2,659)	6,977

Financial expenses	25	6	-	31
Financial revenues	(5)	(3)	(164)	(172)

Earnings (loss) before mining and income taxes	5,131	4,482	(2,495)	7,118

Acquisition of property, plant and equipment	6,304	1,254	-	7,558

35
AUGUST 3, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

	Six months ended June 30, 2011
Segmented information concerning the consolidated income statement	Quebec	Ontario	Exploration, corporate and others	Total
	$	$	$	$

Revenues from precious metals	19,685	35,985	-	55,670
Cost of sales	12,302	21,919	-	34,221

Gross profit	7,383	14,066	-	21,449

Exploration and project evaluation	627	2,086	1,526	4,239
Administration	-	-	2,625	2,625
Gain on disposal of long-term assets	-	-	(3,000)	(3,000)
Other revenues	(38)	(132)	(1)	(171)

	589	1,954	1,150	3,693

Operating earnings (loss)	6,794	12,112	(1,150)	17,756

Financial expenses	50	13	-	63
Financial revenues	(5)	(9)	(209)	(223)

Earnings (loss) before mining and income taxes	6,749	12,108	(941)	17,916

Acquisition of property, plant and equipment	11,123	2,588	-	13,711

	December 31, 2011 (Audited)
Segmented information concerning the consolidated statement of financial position	Quebec	Ontario	Exploration, corporate and others	Total
	$	$	$	$

Current assets	11,179	14,636	63,362	89,177
Restricted deposits	106	184	-	290
Property, plant and equipment	40,172	34,794	2,490	77,456
Deferred income and mining tax assets	-	-	1,067	1,067

Total assets	51,457	49,614	66,919	167,990

Current liabilities	6,164	3,948	10,354	20,466
Asset retirement obligations	5,329	1,356	-	6,685
Deferred income and mining tax liabilities	-	-	6,705	6,705

Total liabilities	11,493	5,304	17,059	33,856

18.	Approval of Financial Statements

The interim consolidated financial statements for the period ended June 30, 2012 were approved by the board of directors on August 2, 2012.

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AUGUST 3, 2012	RICHMONT MINES INC.